7 World Trade Center at 250 Greenwich St.
New York, New York 10007

Elizabeth M. McCarroll
Assistant General Counsel
Tel: 212.553.3664
Fax: 212.553.0084

E-mail: elizabeth.mccarroll@moodys.com

VIA EDGAR

April 24, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moody’s Corporation

Form 10-K for the fiscal year ended December 31, 2014

Filed February 26, 2015

File No. 001-14037

Dear Mr. Spirgel:

As discussed on April 23, 2015 between our counsel, Gibson, Dunn & Crutcher LLP, and Mr. Brandon Hill of the Division of Corporation Finance, we have received your correspondence dated April 22, 2015 in which you commented on the Form 10-K of Moody’s Corporation filed on February 26, 2015, and we expect to provide our response on or before May 20, 2015.

Sincerely,

/s/ Elizabeth M. McCarroll

Elizabeth M. McCarroll

Assistant General Counsel